Superior Plus

Leanne E. Likness
Assistant Corporate Secretary
Direct Telephone: (403) 218-2954
Direct Facsimile: (403) 218-2973
E-mail: llikness@superiorplus.com

February 22, 2007

SUPPL

07021585

Securities and Exchange Commissi
Judiciary Plaza
450 – 5 Street NW
Washington, DC 20549 USA

Dear Sir or Madam:

Re: Superior Plus Income Fund (the "Company")
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the February 8, 2007 news release of the Company.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,
Superior Plus Income Fund

Leanne E. Likness
Superior Plus Income Fund
Assistant Corporate Secretary

/encl.

h:\spif\news\SEC-ltr.doc

Superior Plus

NEWS

TSX: SPF.UN

For Immediate Release

February 2007 Cash Distribution - $0.13 per Trust Unit

Calgary, February 8, 2007...Superior Plus Income Fund (the "Fund") today announced its cash distribution for the month of February 2007 of $0.13 (13.0 cents) per trust unit payable on March 15, 2007. The record date is February 28, 2007 and the ex-distribution date will be February 26, 2007. The Fund's current annualized cash distribution rate is $1.56 per trust unit. Tax components will be provided after year-end during the tax reporting season. A summary of cash distributions since inception and tax information is posted under the Investor Information section of the Fund's website at: www.superiorplus.com.

DRIP Now Available to Unitholders

The Fund now has a Distribution Reinvestment Plan ("DRIP") available to its Unitholders. The DRIP allows participants to have their monthly cash distributions reinvested in additional units of Superior Plus Income Fund at an effective discount of 5% to the Fund's market price. The DRIP program offers Unitholders the opportunity to steadily increase their ownership in Superior Plus without commissions or brokerage fees. Further information on the DRIP is posted on the Fund's website. Unitholders whose units are registered in the name of an investment banker, stockbroker, bank, trust company or other nominee should contact such nominee if they wish to enrol in the plan.

Upcoming Release of 2006 Fourth Quarter and Year-End Earnings Results and Conference Call

Superior expects to release its 2006 fourth quarter and year-end results on March 6, 2007, in the late afternoon. A conference call and webcast for investors, analysts, brokers and media representatives to discuss the 2006 year-end results is scheduled for 10:30 a.m. EST (8:30 a.m. MST) on Wednesday, March 7, 2007. Callers may participate by dialing: 1-800-732-9307. A recording of the call will be available for replay until midnight, April 4, 2007 by dialing: 1-877-289-8525 and entering pass code 21217330 followed by the # key. Internet users can listen to the call live, or as an archived call, on Superior's website at www:superiorplus.com under the "Events and Presentations" section.

Annual Meeting of Unitholders

The Fund's Annual Meeting of Unitholders will be held in the Strand/Tivoli Room of The Metropolitan Centre, 333 – 4th Avenue SW, Calgary, Alberta at 2:00 p.m. (MST) on Tuesday, May 8, 2007.

About the Fund

Superior Plus Income Fund is a diversified business trust. The Fund holds 100% of Superior Plus LP, a limited partnership formed between Superior Plus Inc., as general partner and the Fund as limited partner. Superior Plus is focused on stability of distributions with value growth and has four Canadian based operating divisions: ***Superior Propane*** is Canada's largest distributor of propane, related products and services; ***ERCO Worldwide*** is a leading supplier of chemicals and technology to the pulp and paper industries, a regional Midwest supplier of chloralkali products and the third largest producer of potassium products in North America; ***Winroc*** is the seventh largest distributor of walls and ceilings construction products in North America; and ***Superior Energy Management*** provides fixed price natural gas supply services in Ontario and Quebec.

The Fund's trust units and convertible debentures trade on the Toronto Stock Exchange as follows:

Trading Symbol	Security	Issued and Outstanding
SPF.un	Trust Units	85.5 million
SPF.db	8% Debentures, Series 1	$ 8.1 million principal amount
SPF.db.a	8% Debentures, Series 2	$ 59.0 million principal amount
SPF.db.b	5.75% Debentures	$174.9 million principal amount
SPF.db.c	5.85% Debentures	$ 75.0 million principal amount

For further information about Superior Plus, please visit our website at: www.superiorplus.com or contact:

Theresia R. Reisch
Vice-President, Investor Relations & Corporate Secretary
Tel: (403) 218-2953 / Fax: (403) 218-2973
E-mail: treisch@superiorplus.com
Toll Free: 1-866-490-PLUS (7587)

Leanne Likness
Assistant Corporate Secretary
Tel: (403) 218-2954 / Fax: (403) 218-2973
E-mail: llikness@superiorplus.com

Superior Plus

Leanne E. Likness
Assistant Corporate Secretary
Direct Telephone: (403) 218-2954
Direct Facsimile: (403) 218-2973
E-mail: llikness@superiorplus.com

February 22, 2007

Securities and Exchange Commission
Judiciary Plaza
450 – 5 Street NW
Washington, DC 20549 USA

Dear Sir or Madam:

Re: Superior Plus Income Fund (the "Company")
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the February 8, 2007 news release of the Company.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,
Superior Plus Income Fund

Leanne E. Likness
Superior Plus Income Fund
Assistant Corporate Secretary

/encl.

h:\spif\news\SEC-ltr.doc

The Fund's trust units and convertible debentures trade on the Toronto Stock Exchange as follows:

Trading Symbol	Security	Issued and Outstanding
SPF.un	Trust Units	85.5 million
SPF.db	8% Debentures, Series 1	$ 8.1 million principal amount
SPF.db.a	8% Debentures, Series 2	$ 59.0 million principal amount
SPF.db.b	5.75% Debentures	$174.9 million principal amount
SPF.db.c	5.85% Debentures	$ 75.0 million principal amount

For further information about Superior Plus, please visit our website at: www.superiorplus.com or contact:

Theresia R. Reisch
Vice-President, Investor Relations & Corporate Secretary
Tel: (403) 218-2953 / Fax: (403) 218-2973
E-mail: treisch@superiorplus.com
Toll Free: 1-866-490-PLUS (7587)

Leanne Likness
Assistant Corporate Secretary
Tel: (403) 218-2954 / Fax: (403) 218-2973
E-mail: llikness@superiorplus.com

END